NEWS RELEASE
October 3, 2008
Symbol: Canada TSX.V TVC
Frankfurt TGP

Tournigan Reports Accounting for Sale of Non-Core Assets

Further to its news release dated October 2, 2008, Tournigan Energy Ltd. (TVC:TSX-V; TGP:Frankfurt) (the Company ) reports the expected gains or losses on the announced sales of its wholly-owned subsidiaries Dalradian Gold Limited ( Dalradian ) and Tournigan USA Inc. ( TVC-USA ). The Dalradian transaction is expected to result in a pre-tax gain of approximately $500,000, which the Company expects to record in fiscal 2009. The TVC-USA transaction is expected to result in a net loss. Accordingly, the Company expects its results for the fourth quarter ended September 30, 2008 to include a pre-tax exploration property impairment charge of approximately $7,500,000. These amounts are based on current estimates and are subject to change.

On behalf of the Board of Directors of
TOURNIGAN ENERGY LTD.

Dusty Nicol
Dorian L. (Dusty) Nicol, President and CEO

Forward-looking statements: Certain of the statements made herein, including any information as to the Company s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:
Knox Henderson, Tournigan Investor Relations, at (604) 637-3563, or visit www.tournigan.com

1200 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com